STET HELLAS TELECOMMUNICATIONS S.A.

STET HELLAS’ 1st QUARTER 2004 SUMMARY RESULTS

ATHENS, April 26, 2004—STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced their financial and customer results for the first quarter of 2004.

Financial Performance

Total operating revenues increased to € 198.5 million, up 8.2% from € 183.6 million in the first quarter of 2003. Service revenues increased by 5.4% year-on-year to € 184.8 million, accounting for 93.1% of total operating revenues, while revenues from equipment sales increased by 65.8% year-on-year, reaching € 13.8 million, boosted by the continuous increased sales through the company’s direct distribution channel of “TIM” stores, as well as increased customer handset upgrades supporting the uptake of innovative value-added services.

Once more, top-line revenue growth was mainly led by:

•	Increased monthly fee revenues stemming from more business and bundled-minutes based subscribers, that exceeded 80% of the total contract customer base at the end of the quarter;

•	Continued strong improvement of average outgoing minutes of use— rising 43.2% year-on-year;

•	Significantly greater contribution of mobile-to-mobile interconnection revenues; as well as

•	Increased data and roaming revenues.

EBITDA1 (operating profit before depreciation & amortization) for the first quarter of 2004 stood at € 52.6 million, compared with € 61.3 million in the corresponding period of 2003, mainly as a result of increased advertising expenses related to the company’s recent re-branding. When adjusted to exclude the approximate € 9.6 million advertising expenses related to the re-branding, the first quarter 2004 EBITDA would have increased by 1.4% year-on-year to reach € 62.1 million.

The EBITDA margin on total revenues came in at 26.5% in the period, versus 33.4% in the first quarter of 2003— mainly affected by the increased advertising expenses and reduced fixed-to-mobile interconnection tariffs, down approximately 28% year-on-year, as well as by the significant increase of mobile-to-mobile interconnection revenues, that although counterbalanced the respective mobile-to-mobile interconnection costs on an absolute EBITDA level, impacted the margin negatively. When adjusted to exclude the effect of the re-branding, the EBITDA margin would have been 31.3% on total revenues.

STET HELLAS TELECOMMUNICATIONS S.A.

The EBITDA margin on service revenues came in at 28.4%, or 33.6% when adjusted to exclude the effect of the re-branding, compared with 35.0% in the same period of last year.

Operating income for the period reached € 20.8 million or 11.3% of service revenues, versus € 35.5 million in the corresponding period of 2003, also affected by higher depreciation and amortization expenses as a result of the continuous increase in the company’s fixed assets, as well as the commencement of UMTS license amortization.

Consequently, the company’s earnings before taxes for the first quarter of 2004 stood at € 17.9 million, representing 9.7% of service revenues, versus € 32.3 million in the first quarter of 2003.

Net income reached € 9.7 million, versus € 19.7 million in the corresponding period of 2003.

Net financial debt2 stood at € 184.2 million, increasing from € 167.3 at the end of 2003, as a result of the company’s lower cash and cash equivalents at the end of the quarter.

The results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

Customer Results

STET Hellas added a total of 41,916 new customers in the first quarter of 2004, bringing the company’s total customer base to 2,444,693.

At the end of March 2004, prepaid customers numbered 1,633,362, accounting for 66.8% of the total customer base, while contract subscribers amounted to 811,331.

The continuously improving contract customer base quality and the prepaid customer base “clean-up”3 of 2003, supported a rise in the average monthly traffic per customer (AMOU) that increased 33.7% year-on-year to 100.1 minutes, while contract AMOU grew to almost twice this amount in the first quarter of 2004, standing at 221.8 minutes— up 30.2% year-on-year.

Consequently, blended ARPU4 for the period rose to € 25.5 increasing 11.7% year-on-year, while contract ARPU5 increased to € 48.7, rising 7.8% year-on-year.

“In view of the marked changes that the company has undergone over the past several months, STET Hellas witnessed a transformative period in the first quarter of this year, as evidenced by today’s results,” noted Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “We are confident that strategic decisions such as the re-branding and the UMTS launch will ensure that STET Hellas will strengthen its market position and secure its ongoing healthy operational and financial performance in the medium to long term, irrespective of the short term pressure on both our profitability and margins.”

STET HELLAS TELECOMMUNICATIONS S.A.

[1]

EBITDA Breakdown

In € thousands	1Q04	1Q03	% Change
Total Revenues	198,543	183,579	8.2%

Total Operating Costs	177,752	148,035	20.1%

Operating Income	20,791	35,544	-41.5%

Depreciation and Amortization	31,776	25,724	23.5%

EBITDA	52,567	61,268	-14.2%

EBITDA margin on total revenues	26.5%	33.4%

“Adjusted” EBITDA Breakdown
Adjusted to exclude the effect of the re-branding related advertising expenses

In € thousands	1Q04
Total Revenues	198,543

Total Operating Costs	177,752

Re-branding Costs	9,575

“Adjusted” total Operating costs	168,177

“Adjusted” Operating Income	30,366

Depreciation and Amortization	31,776

“Adjusted” EBITDA	62,142

“Adjusted” EBITDA margin on total revenues	31.3%

[2]Net financial debt is defined as short-term borrowings plus long-term debt, net of current maturities plus long-term debt due to related companies minus cash and cash equivalents.

3STET Hellas changed its disconnection policy for prepaid customers, introducing a shorter disconnection cycle, at the end of 2003. Consequently, 382,051 inactive prepaid customers were effectively disconnected on the last day of the year.

[4]Blended ARPU is defined as total service revenues divided by 3, over the period’s average customers.

[5]Contract ARPU is defined as total contract customers’ service revenues divided by 3, over the period’s average contract customers.

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Investor Relations:  Rania Bilalaki.   Tel:  +30 210 615 8585.   ir@tim.com.gr.   www.tim.com.gr/en/ir.cfm.

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.